April 19, 2010

VIA EDGAR AND E-MAIL

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, DC 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822; 811-21114)

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act, on behalf of the Trust and the Trust’s principal underwriter, SEI Investments Distribution Co., we respectfully request that Post-Effective Amendment No. 23 under the Securities Act of 1933 and Amendment No. 30 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A, relating to ProShares Short KBW Regional Banking, ProShares Ultra KBW Regional Banking, ProShares Ultra MSCI Brazil, ProShares Ultra MSCI Pacific ex-Japan, ProShares Ultra MSCI Europe and ProShares Ultra MSCI Mexico Investable Market, be declared effective on Monday, April 19, 2010, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Barry I. Pershkow at (240) 497-6495.

Very Truly Yours,

PROSHARES TRUST

/s/ Louis Mayberg

Louis Mayberg

President

SEI INVESTMENTS DISTRIBUTION CO.

/s/ Karen E. LaTourette

Karen E. LaTourette

Chief Compliance Officer & Assistant Secretary

cc: Barry I. Pershkow, Esq.

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